Exhibit 99.1

New Oriental Announces Results for the Second Fiscal Quarter Ended November 30, 2019

Quarterly Net Revenues Increased by 31.5% Year-Over-Year

Quarterly Student Enrollments Increased by 63.3% Year-Over-Year

Quarterly Non-GAAP operating margin rose by 720 basis points

BEIJING, Jan 20, 2020 /PRNewswire/ — New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the second fiscal quarter ended November 30, 2019, which is the second quarter of New Oriental’s fiscal year 2020.

Financial Highlights for the Second Fiscal Quarter Ended November 30, 2019

•	Total net revenues increased by 31.5% year-over-year to US$785.2 million for the second fiscal quarter of 2020.

•	Operating income was US$25.3 million, compared to a loss from operations of US$28.6 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental was US$53.4 million, compared to a net loss of US$25.8 million in the same period of the prior fiscal year.

Key Financial Results

(in thousands US$, except per ADS(1) data)	2Q FY2020	2Q FY2019	% of change
Net revenues	785,211	597,072	31.5%
Operating income/ (loss)	25,299	(28,553)	188.6%
Non-GAAP operating income/ (loss) (2)(3)	36,514	(14,866)	345.6%
Net income/ (loss) attributable to New Oriental	53,437	(25,826)	306.9%
Non-GAAP net income attributable to New Oriental (2)(3)	56,987	22,996	147.8%
Net income/ (loss) per ADS attributable to New Oriental - basic	0.34	(0.16)	307.3%
Net income/ (loss) per ADS attributable to New Oriental - diluted	0.34	(0.16)	306.5%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	0.36	0.14	148.2%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	0.36	0.14	147.3%

(in thousands US$, except per ADS(1) data)	1H FY2020	1H FY2019	% of change
Net revenues	1,856,988	1,456,918	27.5%
Operating income	271,495	132,782	104.5%
Non-GAAP operating income (2)(3)	293,730	160,389	83.1%
Net income attributable to New Oriental	262,427	97,406	169.4%
Non-GAAP net income attributable to New Oriental (2)(3)	287,149	207,132	38.6%
Net income per ADS attributable to New Oriental - basic	1.66	0.61	169.9%
Net income per ADS attributable to New Oriental - diluted	1.65	0.61	168.7%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	1.81	1.31	38.9%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	1.80	1.30	38.3%

(1)	Each ADS represents one common share.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and loss from fair value change of long-term investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Second Fiscal Quarter Ended November 30, 2019

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 63.3% year-over-year to approximately 3,789,200 for the second fiscal quarter of 2020.

•

The total number of schools and learning centers was 1,304 as of November 30, 2019, an increase of 179 compared to 1,125 as of November 30, 2018, and an increase of 43 compared to 1,261 as of August 31, 2019. The total number of schools was 97 as of November 30, 2019.

Michael Yu, New Oriental’s Executive Chairman, commented, “We are very pleased to report a set of solid financial results in the second fiscal quarter of this year, delivering both accelerated top-line growth and continued operating margin expansion. Total net revenue growth was 31.5%, or 34.8% if measured in Renminbi, which exceeded the high-end of our expected range. The K-12 after-school tutoring business continued its strong momentum, and achieved a year-over-year revenue growth of approximately 46%, or 49% if measured in Renminbi. Furthermore, our U-Can middle and high school all-subjects after-school tutoring business grew by approximately 43%, or 46% if measured in Renminbi, while our POP Kids program achieved a growth of approximately 51%, or 55% if measured in Renminbi.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “We continued to implement our “Optimize the Market” Strategy in this quarter, and carried out capacity expansion in cities where we see potential for rapid growth and strong profitability. During this quarter, we added a net of 41 learning centers in existing cities, opened a new training school in the city of Huizhou, and launched a dual-teacher model in a school in the city of Chengde. By the end of this quarter, the total square meters of classroom area increased by approximately 25% year-over-year, and 6% quarter-over-quarter. In the meantime, we continued our efforts in upgrading our online-merge-offline (OMO) standardized classroom teaching system, while continuing to roll out interactive courseware in the POP Kids program in more cities. We are very encouraged to have received positive feedback from our customers, and see sustained improvement in customer retention rate. We also continued to make strategic investments into our dual-teacher model classes as well as new initiatives in K-12 tutoring on our pure online education platform, Koolearn.com, to leverage our advanced teaching resources in lower tiers cities and remote areas.

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “Following last quarter’s strong bottom line performance, we once again achieved year-over-year operating margin expansion in this quarter. During the quarter, we recorded non-GAAP operating income of US$36.5 million, compared to a loss of US$14.9 million in the same period of last year. Non-GAAP operating margin rose by 720 basis points to 4.7%, from negative 2.5% a year ago. The continued margin expansion is mainly driven by better leverage in classroom rental and related operating expenses, as we consistently improve the utilization of facilities. In addition, supported by a standardized, modularized and systemized operating process, we achieved an outstanding improvement in operational efficiency within each key business unit. We are confident that we will be able to deliver continued margin expansion, and generate sustainable long-term value to our customers and shareholders.”

Financial Results for the Second Fiscal Quarter Ended November 30, 2019

Net Revenues

For the second fiscal quarter of 2020, New Oriental reported net revenues of US$785.2 million, representing a 31.5% increase year-over-year. Net revenues from educational programs and services for the second fiscal quarter were US$723.3 million, representing a 33.0% increase year-over-year. The growth was mainly driven by increases in student enrollments in K-12 after-school tutoring courses.

Total student enrollments in academic subjects tutoring and test preparation courses in the second fiscal quarter of 2020 increased by 63.3% year-over-year to approximately 3,789,200. The higher-than-normal increase in the number of student enrollments is primarily due to the division of the autumn semester into two parts. Under this method, student enrollments in the autumn semester are recorded separately for each part and the student enrollments for each part fall into separate quarters. This practice was adopted in November 2018 to comply with the latest regulatory requirements.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$759.9 million, representing a 21.1% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$748.7 million, representing a 22.0% increase year-over-year.

•

Cost of revenues increased by 19.6% year-over-year to US$359.0 million, primarily due to increases in teachers’ compensation for more teaching hours and higher rental costs for the increased number of schools and learning centers in operation.

•	Selling and marketing expenses increased by 17.7% year-over-year to US$107.8 million.

•

General and administrative expenses for the quarter increased by 24.4% year-over-year to US$293.1 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$282.1 million, representing a 27.1% increase year-over-year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 18.1% to US$11.2 million in the second fiscal quarter of 2020.

Operating Income and Operating Margin

Operating income was US$25.3 million, compared to a loss from operations of US$28.6 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$36.5 million, compared to non-GAAP loss from operations of US$14.9 million in the same period of the prior fiscal year.

Operating margin for the quarter was 3.2%, compared to negative 4.8% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 4.7%, compared to negative 2.5% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$53.4 million, compared to a net loss of US$25.8 million in the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.34 and US$0.34, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$57.0 million, representing a 147.8% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.36 and US$0.36, respectively.

Cash Flow

Net operating cash flow for the second fiscal quarter of 2020 was approximately US$291.8 million. Capital expenditures for the quarter were US$52.4 million, which were primarily attributable to opening of 78 facilities and renovations at existing learning centers.

Balance Sheet

As of November 30, 2019, New Oriental had cash and cash equivalents of US$1,047.6 million, as compared to US$1,414.2 million as of May 31, 2019. In addition, the Company had US$348.3 million in term deposits, US$2,221.5 million in short-term investment.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the second quarter of fiscal year 2020 was US$1,570.4 million, an increase of 25.6% as compared to US$1,250.3 million at the end of the second quarter of fiscal year 2019.

Financial Results for the Six Months Ended November 30, 2019

For the first six months of fiscal year 2020, New Oriental reported net revenues of US$1,857.0 million, representing a 27.5% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first six months of fiscal year 2020 increased by 57.7% to approximately 6,398,400.

Operating income for the first six months of fiscal year 2020 was US$271.5 million, representing a 104.5% increase year-over-year. Non-GAAP operating income for the first six months of fiscal year 2020 was US$293.7 million, representing an 83.1% increase year-over-year.

Operating margin for the first six months of fiscal year 2020 was 14.6%, compared to 9.1% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first six months of fiscal year 2020, was 15.8%, compared to 11.0% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first six months of fiscal year 2020 was US$262.4 million, representing a 169.4% increase year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2020 amounted to US$1.66 and US$1.65, respectively.

Non-GAAP net income attributable to New Oriental for the first six months of fiscal year 2020 was US$287.1 million, representing a 38.6% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2020 amounted to US$1.81 and US$1.80, respectively.

Koolearn’s Financial Highlights for the Six Months Ended November 30, 2019

New Oriental’s subsidiary, Koolearn Technology Holdings Limited (“Koolearn”), a leading online extracurricular education service provider in China listed on the Hong Kong Stock Exchange, announced its financial results under International Financial Reporting Standards (“IFRS”) for the first six months of fiscal year 2020. Koolearn’s financial information in this section is presented in accordance with IFRS.

For the first six months ended November 30, 2019, Koolearn recorded revenues of RMB 567.6 million (US$81.0 million), representing a 18.8% increase year-over-year, and recorded a net loss of RMB87.5 million (US$12.5 million), compared to a net profit of RMB36.2 million in the same period of the prior fiscal year. Koolearn’s gross profit was RMB317.1 million (US$45.2 million) and gross profit margin was 55.9% for the six months ended November 30, 2019.

To capture the huge market opportunity in online education area, Koolearn continued to invest more resources in executing new initiatives in online K-12 after school tutoring business in fiscal year 2020. This includes content development, teacher recruitment and training, sales and marketing, R&D and other costs and expenses that are necessary to drive the growth of new online programs. Starting from fiscal year 2020, Koolearn also conducted a restructuring of the college education business line with more focus on college test preparation and overseas test preparation businesses. The online K-12 after-school tutoring business reported a year-over-year revenue growth of approximately 69.4% and a year-over-year student enrollment growth of approximately 158.6%. More specifically, student enrolments for its location-based live interactive after-school tutoring courses (“DFUB”) grew by 186.2% year-over-year. As of November 30, 2019, the DFUB courses have been released in 128 cities in China.

The translations of RMB amounts into U.S. dollars in this section are presented solely for the convenience of the readers. The conversion of RMB into U.S. dollars is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of November 30, 2019, which was RMB7.0102 to US$1.00. The percentages stated in this section are calculated based on the RMB amounts.

Outlook for Third Quarter of Fiscal Year 2020

New Oriental expects total net revenues in the third quarter of fiscal year 2020 (December 1, 2019 to February 29, 2020) to be in the range of US$983.0 million to US$1,006.4 million, representing year-over-year growth in the range of 23% to 26%.

The projected growth rate of revenue in our functional currency Renminbi is expected to be in the range of 26% to 29% for the third quarter of fiscal year 2020. The exchange rate used to calculate expected revenues for the third quarter of fiscal year 2020 is 6.95. The historical exchange rate used to calculate revenues for the third quarter of fiscal year 2019 was 6.81.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on January 20, 2020, U.S. Eastern Time (9 PM on January 20, 2020, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437
Hong Kong, China:	+852-3018-6771
Mainland China:	400-620-8038
United Kingdom:	+44-20-3621-4779

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “7652629”.

A replay of the conference call may be accessed by phone at the following number until January 28, 2020:

International:	+61 2 8199 0299
Passcode:	7652629

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of language training and test preparation, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2020, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments, operating income excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation expenses and gain / (loss) from fair value change of long-term investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Charlotte Cheung

FTI Consulting

Tel:       +852 3768 4732

Email:   charlotte.cheung@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education & Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of November 30 2019	As of May 31 2019
	(Unaudited) USD	(Audited) USD
ASSETS:
Current assets:
Cash and cash equivalents	1,047,581	1,414,171
Restricted cash	43	43
Term deposits	348,336	108,672
Short-term investments	2,221,549	1,668,689
Accounts receivable, net	5,878	3,300
Inventory, net	28,859	29,046
Prepaid expenses and other current assets, net	223,795	199,677
Amounts due from related parties, current	39,162	42,644

Total current assets	3,915,203	3,466,242

Restricted cash, non-current	3,741	4,013
Property and equipment, net	567,683	532,015
Land use rights, net	6,207	6,405
Amounts due from related parties, non-current	2,155	1,204
Long-term deposits	55,739	49,742
Long-term prepaid rents	512	442
Intangible assets, net	11,548	13,935
Goodwill, net	78,496	79,614
Long-term investments, net	467,356	404,704
Deferred tax assets, non-current, net	72,219	61,467
Right-of-use assets	1,296,308	—
Other non-current assets	16,970	26,776

Total assets	6,494,137	4,646,559

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to New Oriental of US$33,646 and US$31,309 as of May 31, 2019 and November 30, 2019, respectively)	32,201	34,057
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to New Oriental of US$518,937 and US$539,813 as of May 31, 2019 and November 30, 2019, respectively)	582,991	576,521
Income taxes payable (including income tax payable of the consolidated variable interest entities without recourse to New Oriental of US$79,067 and US$115,054 as of May 31, 2019 and November 30, 2019, respectively)	119,409	94,071
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to New Oriental of US$472 and US$598 as of May 31, 2019 and November 30, 2019, respectively)	598	472
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to New Oriental of US$1,268,318 and US$1,566,037 as of May 31, 2019 and November 30, 2019, respectively)	1,570,433	1,301,103
Operating Lease Liability-current (including operating lease liabilities-current of the consolidated variable interest entities without recourse to New Oriental of nil and US$358,091 as of May 31, 2019 and November 30, 2019, respectively)	362,528	—

Total current liabilities	2,668,160	2,006,224

Deferred tax liabilities, non-current (including deferred tax liabilities of the consolidated variable interest entities without recourse to New Oriental of US$18,607 and US$21,789 as of May 31, 2019 and November 30, 2019, respectively)	18,050	18,781
Long term loan (includingLong term loan of the consolidated variable interest entities without recourse to New Oriental of nil and nil as of May 31, 2019 and November 30, 2019, respectively)	117,169	96,457
Operating lease liabilities (including operating lease liabilities of the consolidated variable interest entities without recourse to New Oriental of nil and US$921,668 as of May 31, 2019 and November 30, 2019, respectively)	935,040	—

Total liabilities	3,738,419	2,121,462

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	2,594,469	2,360,686
Non-controlling interests	161,249	164,411

Total equity	2,755,718	2,525,097

Total liabilities and equity	6,494,137	4,646,559

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2019	2018
	(Unaudited) USD	(Unaudited) USD
Net revenues	785,211	597,072

Operating cost and expenses (note 1)
Cost of revenues	358,962	300,105
Selling and marketing	107,847	91,597
General and administrative	293,103	235,647

Total operating cost and expenses	759,912	627,349
Gain on disposal of a subsidiary	—	1,724

Operating income (loss)	25,299	(28,553)

Add: Gain (Loss) from fair value change of long-term investments	6,713	(35,135)
Other income, net	27,216	35,783
Provision for income taxes	(14,077)	(11)
Income from equity method investments	4,432	1,575

Net income (loss)	49,583	(26,341)

Add: Net loss attributable to non-controlling interests	3,854	515

Net income(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders	53,437	(25,826)

Net income(loss) per common share
- Basic	0.34	(0.16)
- Diluted	0.34	(0.16)
Net income(loss) per ADS (note 2)
- Basic	0.34	(0.16)
- Diluted	0.34	(0.16)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2019	2018
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	293,103	235,647
Less: Share-based compensation expenses in general and administrative expenses	10,988	13,687

Non-GAAP general and administrative expenses	282,115	221,960

Total operating cost and expenses	759,912	627,349
Less: Share-based compensation expenses	11,215	13,687

Non-GAAP operating cost and expenses	748,697	613,662

Operating income(loss)	25,299	(28,553)
Add: Share-based compensation expenses	11,215	13,687

Non-GAAP operating income(loss)	36,514	(14,866)

Operating margin	3.2%	(4.8%)
Non-GAAP operating margin	4.7%	(2.5%)
Net income(loss) attributable to New Oriental	53,437	(25,826)
Add: Share-based compensation expenses	10,263	13,687
Add: (Gain) Loss from fair value change of long-term investments	(6,713)	35,135

Non-GAAP net income attributable to New Oriental	56,987	22,996

Net income(loss) per ADS attributable to New Oriental- Basic (note 2)	0.34	(0.16)
Net income(loss) per ADS attributable to New Oriental- Diluted (note 2)	0.34	(0.16)
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.36	0.14
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.36	0.14
Weighted average shares used in calculating basic net income per ADS (note 2)	158,429,080	158,690,714
Weighted average shares used in calculating diluted net income per ADS (note 2)	159,374,555	159,030,698
Non-GAAP income per share - basic	0.36	0.14
Non-GAAP income per share - diluted	0.36	0.14

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended November 30
	2019	2018
	(Unaudited) USD	(Unaudited) USD
Cost of revenues	21	—
Selling and marketing	206	—
General and administrative	10,988	13,687

Total	11,215	13,687

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except for per share and per ADS amounts)
	For the Six Months Ended November 30
	2019	2018
	(Unaudited) USD	(Unaudited) USD
Net revenues	1,856,988	1,456,918

Operating costs and expenses (note 1):
Cost of revenues	799,191	667,504
Selling and marketing	209,040	190,898
General and administrative	577,262	469,309

Total operating costs and expenses	1,585,493	1,327,711

Gain on disposal of a subsidiary	—	3,575

Operating income	271,495	132,782

Add: Gain (Loss) from fair value change of long-term investments	(4,569)	(82,119)
Other income, net	47,169	69,292
Provision for income taxes	(64,913)	(25,695)
Income from equity method investments	3,629	522

Net income	252,811	94,782

Add: Net loss attributable to non-controlling interests	9,616	2,624

Net income attributable to New Oriental Education & Technology Group Inc.	262,427	97,406

Net income per share attributable to New Oriental-Basic	1.66	0.61
Net income per share attributable to New Oriental-Diluted	1.65	0.61
Net income per ADS attributable to New Oriental-Basic (note 2)	1.66	0.61
Net income per ADS attributable to New Oriental-Diluted (note 2)	1.65	0.61

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2019	2018
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	577,262	469,309
Less: Share-based compensation expenses in general and administrative expenses	21,607	27,607

Non-GAAP general and administrative expenses	555,655	441,702

Total operating costs and expenses	1,585,493	1,327,711
Less: Share-based compensation expenses	22,235	27,607

Non-GAAP operating costs and expenses	1,563,258	1,300,104

Operating income	271,495	132,782
Add: Share-based compensation expenses	22,235	27,607

Non-GAAP operating income	293,730	160,389

Operating margin	14.6%	9.1%
Non-GAAP operating margin	15.8%	11.0%
Net income attributable to New Oriental	262,427	97,406
Add: Share-based compensation expenses	20,153	27,607

Add: Loss from fair value change of long-term investments	4,569	82,119

Non-GAAP net income to New Oriental	287,149	207,132

Net income per ADS attributable to New Oriental- Basic (note 2)	1.66	0.61
Net income per ADS attributable to New Oriental- Diluted (note 2)	1.65	0.61
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	1.81	1.31
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	1.80	1.30
Weighted average shares used in calculating basic net income per ADS (note 2)	158,337,268	158,631,953
Weighted average shares used in calculating diluted net income per ADS (note 2)	159,520,563	159,111,883
Non-GAAP income per share - basic	1.81	1.31
Non-GAAP income per share - diluted	1.80	1.30

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Six Months Ended November 30
	2019	2018
	(Unaudited) USD	(Unaudited) USD
Cost of revenues	57	—
Selling and marketing	571	—
General and administrative	21,607	27,607

Total	22,235	27,607

Note 2: Each ADS represents one common share.